UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On January 13, 2014, the Registrant issued a press release announcing that Silicom to present at 16th Annual Needham Growth Conference on Tuesday, January 14th at 12:05PM.
Attached hereto are the following exhibits:

Exhibit 99.1                      Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: January 13, 2014	By:	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer